Exhibit 99.1

GFL ENVIRONMENTAL announces successful completion of refinancing initiatives

VAUGHAN, ON. (November 25, 2020) – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) ("GFL" or the "Company") today provided an update on its recently announced refinancing initiatives.

On November 23, 2020, GFL closed its previously announced upsized offering of US$500.0 million in aggregate principal amount of 4.000% senior notes due 2028 issued at 99.171%. The Company will use the net proceeds from the offering to redeem all of its outstanding US$405.0 million aggregate principal amount of 7.000% Senior Notes due 2026 (the “7.000% Unsecured Notes”) and to pay related fees, premiums and accrued and unpaid interest on the 7.000% Unsecured Notes. The 7.000% Unsecured Notes will be redeemed in full on November 27, 2020. Any remaining proceeds from the offering will be used to repay borrowings under the Company's revolving credit facility.

GFL also completed the previously announced amendment to its revolving credit agreement to, among other things, (a) reduce the currently applicable margin by 50 basis points to 2.25% above Bankers Acceptance or Libor, (b) extend the maturity date to November 24, 2024, and (c) conform certain terms of the agreement to its other long term debt arrangements. The amendment took effect on November 24, 2020.

"We are extremely proud of the results of our recent efforts to de-lever our balance sheet as well as having a continued focus on reducing our cost of capital to increase our free cash flow," said Patrick Dovigi, Founder and Chief Executive Officer of GFL. "As I have said in the past, we have a very supportive group of institutional debt investors that have been in our capital structure for several years. We have worked very hard to build their trust as stewards of their capital and in turn they have supported us in our growth strategies, allowing us to continue to pursue our goal of creating long-term value for all of our stakeholders."

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

Forward-Looking Information

This release includes certain "forward-looking statements", including statements relating to the use of proceeds of the recently completed note offering. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of the Company's final prospectus relating to its initial public offering dated March 2, 2020 and the Company's other periodic filings with the SEC and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

For more information, contact:

Patrick Dovigi Founder and CEO 905-326-0101 pdovigi@gflenv.com